UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 2, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated August 2, 2010 announcing that STMicroelectronics, Enel Green Power and Sharp have signed a binding commitment letter for a project financing agreement for €150 million. The equal share joint venture, named 3Sun, now in place, will start operations at the factory in Catania (Sicily) and produce photovoltaic panels for an initial capacity of 160 MW per year.

PRESS RELEASE

GREEN LIGHT TO START WORKS AT ITALY’S BIGGEST PHOTOVOLTAIC PANEL FACTORY

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Enel Green Power, Sharp and STMicroelectronics have signed a binding commitment letter for a project financing agreement for 150 million euros, following 49 million euros funding set aside last week by the CIPE (Italian Joint Ministerial Committee for Economic Planning).

•	The equal share joint venture, named 3Sun, now in place, will start operations at the factory in Catania (Sicily) and produce photovoltaic panels for an initial capacity of 160 MW per year.

•	Go-ahead also given for the ESSE joint venture between Enel Green Power and Sharp for the development of solar farms set to generate over 500 MW.

Rome, Osaka and Geneva, August 2, 2010 – Today, Enel Green Power, Sharp and STMicroelectronics have  signed a binding letter of commitment for a project financing agreement for 150 million euros for the development of what will be Italy’s biggest photovoltaic panel factory.

The 3Sun equal share joint venture thus enters its operational phase, in line with the agreement signed by the three partners on January 4th, 2010, with its statutory bodies having been appointed today. The goal of the joint venture is to start operations at the Catania factory for the integrated production of innovative photovoltaic cells and panels.

The Sicilian factory’s initial photovoltaic panel production capacity, equivalent to 160 MW per year, is to be financed through a combination of self-financing, funding from the CIPE (the Italian Joint Ministerial Committee for Economic planning) - which recently set aside 49 million euros for this project - and project financing provided by leading banks. Each partner has underwritten one third of the equity - with a commitment of 70 million euros in cash or in tangible and intangible assets, as previously announced – and holds one third of the shares in the new joint venture.

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Each partner brings specialised knowledge and skills to 3Sun.  Enel Green Power is expert in developing renewable energy on an international scale and in project management. Sharp contributes its exclusive triple-junction thin-film technology, in production since the spring of this year at the Sakai factory in Japan. STMicroelectronics has manufacturing know-how with highly trained specialists in state-of-the-art technology sectors such as microelectronics.

The factory, whose yearly output is expected to reach 480 MW over the coming years, will be Italy’s largest photovoltaic panel manufacturer from the first day of operation. Panel production at the Catania plant is scheduled to begin in the second half of 2011.

Enel Green Power and Sharp have also created a separate joint venture, Enel Green Power & Sharp Solar Energy – ESSE, for the construction and joint management of solar farms for the generation and sale of electricity in the Mediterranean region, using the panels produced by the Catania plant. The total installed capacity is projected to be over 500 MW by 2016.

Factory output will also serve the most promising solar markets in Europe, the Middle East and Africa, with a particular focus on the Mediterranean area, the region in which Enel Green Power and Sharp already have extensive sales networks. Enel.si, a subsidiary of Enel Green Power specialised in the installation of photovoltaic systems for the retail market, will also take part in the marketing, selling panels through its own franchise network of over 500 approved installers, located throughout Italy.

About Enel Green Power
Enel Green Power is the Enel Group company devoted to the development and management of power generation from renewable sources at the international level, with a presence in Europe and the Americas. It is one of the global leaders in its industry thanks to the some 21 billion kWh of electricity generated from water, sun, wind, geothermal and biomass. The company's installed capacity exceeds 5,700 MW, produced by more than 600 plants in operation around the world.
For more information, please visit www.enelgreenpower.it

About Sharp
Since its founding in 1912, Sharp has developed numerous world-first and Japan-first products, including the first Japan-made radios, TVs, and the world’s first all-transistor/diode desktop calculator. Sharp has contributed to society by commercializing these unique products.
Today, in addition to its core LCD TV business, Sharp is also focusing on its solar cell business. It has been more than 50 years since Sharp first started researching solar cells. Over this long period of time, solar cells made by Sharp have been used not only in residential and industrial applications, but also on lighthouses and satellites, thus proving their long-term reliability. In March 2010, Sharp Corporation started operations at its new thin-film solar cell plant in GREEN FRONT SAKAI, Sakai City, Osaka Prefecture, Japan.
For more information, please visit Sharp’s Web site at http://sharp-world.com/index.html

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About STMicoelectronics
STMicroelectronics is a global leader serving customers across the spectrum of electronics applications with innovative semiconductor solutions. ST aims to be the undisputed leader in multimedia convergence and power applications leveraging its vast array of technologies, design expertise and combination of intellectual property portfolio, strategic partnerships and manufacturing strength. In 2009, the Company’s net revenues were $8.51 billion. Further information on ST can be found at www.st.com.

For further information please contact:

Corporate Public Relations Division
Sharp Corporation
Tel +81-6-6625-3006

Enel Media Relations
Tel. +39 06 8305 5699
Fax +39 06 8305 3771
Email: ufficiostampa@enel.com
Enel Investor Relations
P +39 06 83057975 - F. +39 06 83053771
e-mail: investor.relations@enel.com

STMicroelectronics Media Relations
Tel: +41 22 929 6945
e-mail: mariagrazia.prestini@st.com
STMicroelectronics Investor Relations:
Tel: +1 602 485 2064
e-mail: tait.sorensen@st.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	August 2, 2010	By:	/s/ Carlo Ferro

		Name:	Carlo Ferro
		Title:	Executive Vice President and Chief Financial Officer